UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________
Commission file number 000-00822

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oilgear Savings Plus Plan
2300 South 51st Street
Milwaukee, WI 53219

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Oilgear Company
2300 South 51st Street
Milwaukee, WI 53219

The Oilgear Savings Plus Plan

Index to Financial Statements and Exhibits

777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Board of Directors
The Oilgear Company:

We have audited the accompanying statements of assets available for plan benefits of The Oilgear Savings Plus Plan (Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of The Oilgear Savings Plus Plan as of December 31, 2001 and 2000, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Milwaukee, Wisconsin
May 29, 2002

THE OILGEAR SAVINGS PLUS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Investments, at fair value (note 3):			
Shares of registered investment companies	$	9,957,663	11,639,432
The Oilgear Company common stock		3,446,738	3,963,127
Bank common trust fund		1,232,856	986,932
Money market fund		179,561	150,390
Loans to participants		252,838	274,360
Total investments		15,069,656	17,014,241
Receivables:			
Employee contributions		33,434	38,563
Employer contributions		8,535	9,596
Accrued investment income		9,175	36,879
Assets available for plan benefits	$	15,120,800	17,099,279

See accompanying notes to financial statements.

THE OILGEAR SAVINGS PLUS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Investment income (loss):			
Interest income	$	86,151	79,778
Dividend income from The Oilgear Company common stock		56,075	111,996
Other dividend income		89,100	80,807
Net realized and unrealized gains on investments (note 3)		(2,039,268)	383,675
Other investment expense, net		(1,200)	(783)
Net investment income (loss)		(1,809,142)	655,473
Contributions:			
Employee		1,031,800	1,131,556
Employee rollovers		51,618	—
Employer (note 4)		250,020	383,750
Total contributions		1,333,438	1,515,306
Distributions and benefits paid, including distributions of 17,259 shares of Company common stock in 2001		(1,502,775)	(512,900)
Increase (decrease) in assets		(1,978,479)	1,657,879
Assets available for plan benefits:			
Beginning of year		17,099,279	15,441,400
End of year	$	15,120,800	17,099,279

See accompanying notes to financial statements.

(1) Description of Plan

The following description of The Oilgear Savings Plus Plan (Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by The Oilgear Company (Company). Substantially all domestic employees of the Company, other than those covered under a collective bargaining agreement, are eligible to participate in the Plan as of January 1 immediately following their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Under the Plan, participants are eligible to contribute up to 15% of their total cash compensation on a pre-tax basis. The Company matches 50% of the first 2% of each participant's compensation contributed and 25% of the next 3% of the participant's compensation contributed in cash or in common stock of the Company.

The Plan purchases The Oilgear Company common stock from the Company at a price equal to 80% of the average low bid price during the month of purchase. The 20% discount on the stock price is regarded as an additional contribution to the Plan by the Company. At the discretion of the Plan Administrator, the Plan may purchase The Oilgear Company common stock from the Company as previously described or from shares available on the open market. If the Plan purchases common stock of the Company on the open market, the Company will contribute 20% of the purchase price.

(c) Vesting

Plan participants are fully vested in their contributions and become fully vested in Company contributions upon completion of five years of vesting service with the Company, death, or disability.

(d) Participant Accounts and Investment Fund Options

The Plan's assets are segregated according to various investment fund options including fixed income investments, equity investments, and one balanced investment fund option. A Loan Fund exists to record and maintain loans to Plan participants. Participants are permitted to allocate on a quarterly basis, within defined limits, their respective account balance among the investment funds indicated below. If participants do not make an allocation election, their contributions are allocated to the Stable Principal Fund.

The fair values of the investment funds are calculated at least quarterly and the difference between such fair values and the aggregate of the participants' account balances in each fund on such date is allocated to each participant's account based on the ratio of the individual participant's account balance on a quarterly basis to the aggregate of all participants' account balances in each respective investment fund.

A description of the investment fund options is as follows:

Stock Plan

The principal purpose of the Stock Plan is to provide a program whereby eligible employees of the Company may invest in the common stock of the Company. This fund is invested primarily in voting common stock (Stock) of the Company. Each month contributions and all amounts received by the fund as dividends during the previous month are used to purchase shares of Stock. The Plan provides that the total number of shares so purchased shall not exceed, on a calendar year basis, 60,000 shares per year and shall be allocated to the participants' accounts in proportion to their contributions and dividends earned on Stock previously allocated to their accounts. The Plan also contains certain provisions that restrict the ability of participants to transfer funds out of the Stock Plan.

Fidelity Fund

This fund invests primarily in the Fidelity Advisor Equity Growth Fund, an equity mutual fund that primarily invests in small, medium, and large companies that have above average growth characteristics, such as strength in sales or earnings. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

AIM Fund

This fund invests primarily in the AIM Constellation Fund, an equity mutual fund that primarily invests in common stocks, emphasizing small to medium size emerging growth companies. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

Vanguard Fund

This fund invests primarily in the Vanguard Wellington Fund, an equity mutual fund that primarily invests in common stocks, preferred stocks, and debt securities. This fund seeks conservation of capital and reasonable income. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

Equity Fund

This fund invests primarily in the Marshall Stock Fund, an equity mutual fund that primarily invests in a well-diversified portfolio of common stocks generally described as high-quality corporations with established operating records. Balances in the Equity Fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

Stable Principal Fund

This fund invests primarily in the M&I Stable Principal Fund, a bank common trust fund that primarily invests in traditional and synthetic investment contracts. The objective of this fund is to maintain safety of principal while generating a level of current income.

Fixed Income Fund

This fund invests primarily in the Marshall Intermediate Bond Fund, a fixed income mutual fund that primarily invests in higher quality bonds and notes. Balances in the Fixed Income Fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

International Stock Fund

This fund invests primarily in the Marshall International Stock Fund, an equity mutual fund that invests primarily in stocks and debt securities of companies and governments outside the United States. Balances in this fund may also be invested in cash, or at the discretion of the Trustee, invested in short-term money market investments.

Special Equity Fund

This fund invests primarily in the Manager's Special Equity Fund, an equity mutual fund that primarily invests in common stock of companies with small to medium market capitalization and potential for superior earnings growth. Balances in this fund may also be invested in cash, or at the discretion of the Trustee, invested in short-term money market investments.

Loan Fund

This fund consists of loans to Plan participants. Loans are available to Plan participants up to the lesser of $50,000 or 50% of the participant's vested account balance, subject to a $1,000 minimum. Loans must be repaid over a maximum of five years unless used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate comparable to local prevailing rates charged by commercial lenders under similar circumstances.

(e) Payment of Benefits

Participants may make partial withdrawals provided that not more than one withdrawal may be made in any calendar year and the aggregate of all such withdrawals by a participant does not exceed defined amounts of the participant's contributions made prior to January 1, 1992. On retirement or termination of employment, the participant's vested account balance is payable to him or her, or in the event of death, to the participant's beneficiary. Participants in the Stock Plan may receive their distributions in the form of The Oilgear Company common stock.

(f) Forfeitures

Upon termination of employment, the nonvested portion of Company contributions and earnings thereon are forfeited and used to offset future Company contributions in accordance with the Plan agreement. Forfeitures used to reduce the amount of Company contributions amounted to $15,095 and $13,975 in 2001 and 2000, respectively.

(g) ***Plan Termination***

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such event, participants will become fully vested in their account.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements have been prepared on the accrual basis and present the assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

(b) ***Trust Fund Managed by Marshall & Ilsley Trust Company (Trustee)***

Under the terms of a trust agreement between the Marshall & Ilsley Trust Company (Trustee) and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments within the various investment options.

(c) ***Valuation of Investments and Income Recognition***

Investments are stated at fair value. The investment in shares of the bank common trust fund is valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investments in shares of mutual funds and money market funds are valued at quoted market prices which represent the net asset values of shares held by the Plan. Investments in shares of The Oilgear Company common stock are valued at quoted market prices. Loans to participants are stated at face value which approximates fair value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. The Plan reports realized and unrealized gains and losses for financial statement purposes based on fair values as determined at the end of the prior Plan year, or historical costs if the investment was acquired since the beginning of the Plan year, as required by the Department of Labor.

(d) ***Benefits Paid***

Benefits paid to participants or beneficiaries are recorded upon distribution.

(e) ***Administrative Expenses***

Substantially all expenses incurred in the management of the trust and the administration of the Plan are paid by the Company.

(Continued)

(f) Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) Investments

Investments as of December 31, 2001 and 2000 include the following securities which represent 5% or more of the Plan's net assets available for plan benefits:

		2001	2000
The Oilgear Company common stock	$	3,446,738	3,963,127
Fidelity Advisor Equity Growth Fund		3,480,609	4,516,562
AIM Constellation Fund		1,864,784	2,533,572
Vanguard Wellington Fund		1,661,834	1,467,005
Marshall Stock Fund		1,215,831	1,418,957
M&I Stable Fund		1,232,856	986,932
Manager's Special Equity Fund		753,487	814,800

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Description		2001	2000
The Oilgear Company common stock	$	(1,585,263)	1,086,242
Mutual Funds		(454,005)	(702,567)
	$	(2,039,268)	383,675

(4) Contributions

Employer contributions to the Plan are summarized as follows:

		2001	2000
Cash contributions	$	222,749	238,187
Noncash 20% stock discount		27,271	145,563
Total employer contributions	$	250,020	383,750

(5) Related-party Transactions

During 2001, the Plan purchased 18,000 shares of common stock of the Company for $127,664 and distributed 17,259 shares for $190,048, representing no gain or loss on historical costs. During 2000, the Plan purchased 32,913 shares of common stock of the Company for $300,282 and sold 7,460 shares for $60,949, representing a loss of $1,345 based on historical costs.

As of December 31, 2001 and 2000, the Plan's investments included 409,838 and 409,097 shares of Company common stock, respectively, representing approximately 21% of the Company's outstanding common stock for each year.

All transactions between the Plan, the Company, the Trustee or the participants are considered party-in-interest transactions.

(6) Federal Income Tax Status

The Internal Revenue Service issued its latest determination letter in July 1995 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan agreement and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule 1

THE OILGEAR SAVINGS PLUS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Interest-Bearing Cash:			
*	Marshall & Ilsley Trust Company	Marshall Money Market Fund, 179,561 shares	$	179,561
	Bank Common Trust Funds:			
*	Marshall & Ilsley Trust Company	M&I Stable Principal Fund, 1,232,856 shares		1,232,856
	Registered Investment Companies:			
	Fidelity Investments	Fidelity Advisor Equity Growth Fund, 71,485 shares		3,480,609
	AIM Equity Funds, Inc.	AIM Constellation Fund, 84,379 shares		1,864,784
	The Vanguard Group, Inc.	Vanguard Wellington Fund, 60,962 shares		1,661,834
*	Marshall & Ilsley Trust Company	Marshall International Stock Fund 28,721 shares		298,407
*	Marshall & Ilsley Trust Company	Manager's Special Equity Fund 10,673 shares		753,487
*	Marshall & Ilsley Trust Company	Marshall Stock Fund, 89,007 shares		1,215,831
*	Marshall & Ilsley Trust Company	Marshall Intermediate Bond Fund, 73,252 shares		682,711
	Employer-Related Investments:			
*	The Oilgear Company	Common stock, 409,838 shares		3,446,738
*	Loans to participants	Participant loans, interest rates range from 7% to 8%, maturities range from 2001 to 2005		252,838
	Total assets held for investment purposes		$	15,069,656

* Represents a party-in-interest to the Plan.

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE OILGEAR SAVINGS PLUS PLAN

THE OILGEAR COMPANY,
PLAN ADMINISTRATOR

/s/ David A. Zuege
David A. Zuege
President

Date: June 27, 2002

EXHIBIT 23

CONSENT OF KPMG LLP

The Board of Directors
The Oilgear Company:

We consent to incorporation by reference in the registration statements Nos. 33-67672 and 33-59033 on Form S-8 of The Oilgear Company of our report dated May 29, 2002, relating to the statements of net assets available for plan benefits of The Oilgear Savings Plus Plan (the "Plan") as of December 31, 2001 and December 31, 2000, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and December 31, 2000, and related schedule, which report appears in the December 31, 2001 Annual Report on Form 11-K The Oilgear Savings Plus Plan.

/s/ KPMG LLP

Milwaukee, Wisconsin
June 28, 2002